REITPLUS, INC.
November 20, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

RE:	REITPlus, Inc. Registration Statement on Form S-11 (File No. 333-143415) Acceleration Request
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, REITPlus, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m., Washington, D.C. time, on November 21, 2007 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.
The Company acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, REITPlus, Inc.
/s/ Chad C. Braun
Chad C. Braun
Executive Vice President and Chief Financial Officer

cc:	Ms. Elaine Wolff Mr. Michael McTiernan Ms. Rosemarie Thurston